FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 17, 2018

Ger. Gen. No. 4/2018

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No.1449

Santiago, Chile

                                                                                                                                              Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the former Superintendence of Securities and Insurance, duly authorized on behalf of Enel Américas S.A. (“Enel Américas” or the “Company”), I hereby inform you of the following significant event:

Our subsidiary, Enel Brasil S.A., through its investment vehicle and wholly-owned subsidiary Enel Investimentos Sudeste S.A. (Enel Sudeste), has launched today a voluntary Public Tender Offer for all shares issued by the Brazilian electricity distributor Eletropaulo Metropolitana de Eletricidade de São Paulo S.A. (Eletropaulo), subject to the acquisition of more than 50% of such shares, in order to be the controller of this company. The price per share that Enel Sudeste has agreed to pay is 28 Brazilian reals (BRL). The total value of the Public Tender Offer amounts to approximately BRL 4,700 million, equivalent of approximately US$ 1,400 million. Enel Américas will support the funding of this operation.

The exercise of voting rights over the shares acquired by Enel Sudeste as a result of this Public Tender Offer is subject to the approval of the Brazilian antitrust authority (“Conselho Administrativo de Defesa Econômica”); moreover, the exercise of control of Enel Sudeste over Eletropaulo is subject to the approval of the Brazilian government Agency for electric energy (“Agência Nacional de Energia Elétrica” –ANEEL-).

Sincerely yours,

Paolo Pallotti

Chief Financial Officier

Enel Américas S.A.

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 18, 2018